Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-135541

Aeolus Pharmaceuticals, Inc.
Prospectus Supplement No. 1 dated March 23, 2007
(To Prospectus dated August 2, 2006)

36,975,697 shares of common stock

This Prospectus Supplement No. 1 supplements information contained in that certain Prospectus, dated August 2, 2006, as amended or supplemented (the “Prospectus”), relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 36,975,697 shares of common stock of Aeolus Pharmaceuticals, Inc. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Filing of Current Reports on Form 8-K

On March 22, 2007, we filed a Current Report on Form 8-K to report the issuance of a press release, the contents of which are to be included after the last paragraph in the discussion under the heading "Our Business - Catalytic Antioxidants in ALS" on page 36 of the Prospectus and are set forth below:

"Aeolus Pharmaceuticals, Inc. (OTC Bulletin Board: AOLS.OB) announced today the successful completion of the analysis of results from the Company’s phase 1 multiple-dose study of AEOL 10150 (“Study 102”). The clinical direction for AEOL 10150 is currently under consideration, with the most likely targets for an efficacy study as a protector of healthy cells in radiation therapy in lung cancer and/or head and neck cancer and Amyotrophic Lateral Sclerosis (“ALS” or “Lou Gehrig’s disease”).

Study 102 was a double-blind, randomized, placebo-controlled phase 1 clinical study to assess the safety, tolerability, and pharmacokinetic profile of three doses of AEOL 10150 administered by subcutaneous (“SC”) injection or infusion in patients with ALS. Three groups of six subjects (four receiving drug, two placebo, and total 18 subjects) were studied. Each subject in the first two cohorts received bid SC injections of AEOL 10150 or placebo for six days followed by a single SC injection on the seventh day for a total of 13 injections. In the first cohort, each injection was 40 mg and in the second cohort each injection was 60 mg.

There were two dosing modifications in the third cohort. First, the dosage was changed from a total fixed daily dose to a weight dependent dose (i.e. mg/kg) to ensure that each subject received the same dose irrespective of weight. Second, the method of subcutaneous compound delivery was changed from subcutaneous administration via needle and syringe to continuous subcutaneous delivery via infusion cannula. Subjects in the third cohort received a daily dose of 2 mg/kg delivered by osmotic infusion pump over 24 hours for 6.5 days.

The safety results can be summarized as follows: All subjects completed the study. There were no serious or clinically significant adverse events. Mild decreases in sitting systolic and diastolic blood pressure were more frequent in the AEOL 10150 treatment groups than in the placebo group and were greatest in the 2 mg/kg/day group. Cutaneous observations, consistent with injection/infusion site reactions, were the most common adverse events. The most common injection/infusion site reaction was discoloration; other reactions included induration, erythema, and pain. Two (50%) of the subjects who received AEOL 10150 2mg/kg/day (but none of the placebo subjects) via subcutaneous infusion developed persistent lesions with ulceration and tissue necrosis. The most likely explanation for these observations in the third cohort was the injection of relatively large volumes of hypertonic (i.e. 920 mosm) solution containing drug at a single cannula site. Adjustment of drug concentration and osmolality to isotonicity can be readily made in subsequent clinical studies.

There were no apparent dose related changes in clinical laboratory tests, pulmonary function tests, or Holter monitoring studies. Mild QT/QTc prolongation (i.e. between 450 and 480 msec and >30 msec from baseline) was observed in a small number of the subjects, as well as, placebo controls. No subject had QT interval prolongation (i.e. uncorrected or corrected by either the Bazett or Fridericia methods) equal to or longer than 500 msec.

Pharmacokinetic analyses showed a dose related increase in plasma concentrations between 40 and 60 mg bid. The continuous infusion of AEOL 10150 2 mg/kg/day resulted in lower, but sustained, plasma levels of approximately 1,500 ng/ml. Steady state occurred within three days and the terminal half-life was approximately 8 to 9 hours. Fifty-five percent of the dose was excreted in the urine as unchanged AEOL 10150. The maximum tolerated dose for AEOL 10150 was not attained in this study.

In summary, the results of the phase 1 multiple dose Study 102 showed that AEOL 10150 at doses up to 2 mg/kg/day was safe and well tolerated with an excellent pharmacokinetic profile in ALS subjects. The continuous delivery of compound by weight adjusted dosing by osmotic infusion pump appears to be an option for subsequent trials and will require the use of an isotonic drug delivery solution."

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR SECURITIES OR DETERMINED THAT THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

The date of this Prospectus Supplement No. 1 is March 23, 2007.